United States securities and exchange commission logo





                              December 23, 2020

       Michael McConnell
       Chief Executive Officer
       EzFill Holdings, Inc.
       2125 Biscayne Blvd, #309
       Miami, Fl. 33137

                                                        Re: EzFill Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
27, 2020
                                                            CIK No. 0001817004

       Dear Mr. McConnell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact the staff member associated with the review of this filing to discuss how to
submit the materials, if any, to us for our review.
   2. We note that Article VII of your Amended and Restated Certificate of Incorporation includes an exclusive
forum provision that identifies the Court of Chancery of the State of
                                                        Delaware as the
exclusive forum for certain litigation, including any    derivative action.
 Michael McConnell
FirstName  LastNameMichael McConnell
EzFill Holdings, Inc.
Comapany23,
December   NameEzFill
              2020    Holdings, Inc.
December
Page 2    23, 2020 Page 2
FirstName LastName
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Cover Page

3. We note your disclosure that you intend to apply to list your common stock on a national securities exchange. Please revise to identify the national securities exchange and the trading symbol for your securities on such market. If your offering is not conditioned upon listing on a national exchange, please state as much and provide disclosure in your risk factors about the lack of liquidity available to purchasers in this offering. Refer to
         Item 501(b)(4) of Regulation S-K.
Prospectus Summary, page 7

4. Please revise the second paragraph to quantify the number of mobile delivery trucks in your fleet. In this regard, we note your disclosure on page 27 that you currently operate
         11 mobile delivery trucks.
5. Please revise to disclose that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose your history of net losses, working capital deficit, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds.
An occurrence of an uncontrolled event such as the covid-19 pandemic..., page
11

6. Please revise your risk factor to discuss in more concrete terms how the Covid-19 pandemic has impacted your business to date, if known. Your indication that it "may adversely impact [y]our operations... " does not sufficiently address how your operations have been impacted since the start of the pandemic to date, as compared to pre-pandemic periods of operation.
If we are unable to continue as a going concern, page 12

7. We note that in November of 2020 you entered into a new $1 million loan agreement with Yazoma Holdings, LLC. In future amendments, please revise this risk factor to
 Michael McConnell
EzFill Holdings, Inc.
December 23, 2020
Page 3
         discuss your financial position as of the most recent interim period to include any subsequent events which materially impact your financial position. Changes in commodity market prices..., page 13

8. Please revise this risk factor to discuss how the terms of the agreement you have with your main supplier impact the potential for margin payment obligations discussed in this risk.
         In this regard, we note that your cost of goods sold exceeds the revenue you have recognized for the period ended June 30, 2020, which suggests that you have been unable to pass along the price of fuel contracted by your main supplier to your customers.
Use of Proceeds, page 17

9. Please revise the second paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Refer to Item 504 of Regulation
S-K.
Overview, page 20

10. You disclose four verticals in which the business operates, but elsewhere in the filing, you disclose three verticals. Please revise your disclosures so this information is the same throughout the filing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

11. We note that customers have the option of paying a monthly subscription fee to receive unlimited fueling for a month instead of paying per delivery. Please expand your results of operations discussion to quantify the amount of revenue and cost of sales generated from subscriptions. Refer to Item 303(a)(3)(i) of Regulation S-K and SEC Release No.
         33-8350.
Business, page 25

12. We note your disclosure on page 14 that you purchase approximately 90% of your fuel needs from one supplier. Please revise this section to identify your principal supplier.
         Refer to Item 101(h)(4)(v) of Regulation S-K. Please also file any agreements you have with your principal supplier as an exhibit, consistent with Item 601(b)(10) of Regulation
         S-K.
Management, page 34

13. We note that certain individuals will become directors upon completion of the offering.
FirstName LastNameMichael McConnell
       Please file consents for such individuals as required by Rule 438 of the Securities Act of
Comapany
       1933.NameEzFill
              Please alsoHoldings,
                           reconcileInc.
                                     your listed directors with your disclosure
that your board of
       directors is currently
December 23, 2020 Page 3      comprised  of seven members.
FirstName LastName
 Michael McConnell
FirstName  LastNameMichael McConnell
EzFill Holdings, Inc.
Comapany23,
December   NameEzFill
              2020    Holdings, Inc.
December
Page 4    23, 2020 Page 4
FirstName LastName
Executive Compensation, page 41

14. You indicate that there was no compensation due for the fiscal year ended June 30, 2020, however, your financial statements suggest otherwise at Note 11, where you discuss an employment agreement you entered into with a director, and at Note 12, where you discuss an employment agreement that you entered into with an officer. Please revise or advise.
Security Ownership of Certain Beneficial Owners and Management, page 48

15. We note your disclosure on page 47 which states that certain amounts of related party notes are convertible into common stock or included warrants to purchase common stock.
         Confirm that the total number of shares held by the related party noteholders reflected in this table includes shares of common stock that are are currently outstanding and shares the holder has the right to acquire in the future and provide footnote disclosure regarding the latter amounts, consistent with Item 403(a) of Regulation S-K.
(2) Going Concern, page F-11

16. Please disclose information that enables users of the financial statements to understand (1)
         management   s evaluation of the significance of the conditions or
events that raised
         substantial doubt about the Company's ability to continue as a going concern in relation to
         the company   s ability to meet its obligations; and (2) management
s plans that are
         intended to mitigate the conditions or events that raise substantial doubt about the
         company   s ability to continue as a going concern. If substantial
doubt is not alleviated
         after consideration of management   s plans, management must also
include a statement
         that there is substantial doubt about the company   s ability to
continue as a going concern
         within one year after the date that the financial statements are issued (or available to be issued). Refer to ASC 205-40-50-12 and 13.
Notes to Consolidated Financial Statements
(13) Business Combinations, page F-19

17. It appears that you succeeded to substantially all of the business of EzFill FL, LLC and that your operations before the succession were insignificant relative to the operations acquired. It therefore appears that EzFill FL, LLC is the predecessor, and predecessor audited financial statements required by Rule 8-02 of Regulation S-X should be provided.
         Please advise.
18. Please tell us your consideration of Rule 8-04 of Regulation S-X with regard to your acquisition of Neighborhood Fuel, Inc.
 Michael McConnell
FirstName  LastNameMichael McConnell
EzFill Holdings, Inc.
Comapany23,
December   NameEzFill
              2020    Holdings, Inc.
December
Page 5    23, 2020 Page 5
FirstName LastName
        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services